Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Citizens Holdings LLC
521 E. 12th St
New York, NY 10009
https://citizens.coffee/

Up to $4,999,997.90 in Class B Common Units at $3.53
Minimum Target Amount: $14,998.97

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Citizens Holdings LLC
Address: 521 E. 12th St, New York, NY 10009
State of Incorporation: NY
Date Incorporated: December 24, 2019

Terms:

Equity

Offering Minimum: $14,998.97 | 4,249 shares of Class B Common Units
Offering Maximum: $4,999,997.90 | 1,416,430 shares of Class B Common Units
Type of Security Offered: Class B Common Units
Purchase Price of Security Offered: $3.53
Minimum Investment Amount (per investor): $250.63

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perk

Early Bird 1: Invest $250+ within the first 2 weeks | 2% bonus units

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus units

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus units

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus units

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus units

Early Bird 6: Invest $100,000+ within the first 2 weeks | 25% bonus units

Mid-Campaign

Invest $5,000+ between day 35 - 40 and receive 10% bonus units

Invest $5,000+ between day 60 - 65 and receive 10% bonus units

Amount-Based Perk

Tier 1 Perk — Invest $250+ and receive: 20% off web store

Tier 2 Perk — Invest $500+ and receive: 5 free brunches, 20% off web store

Tier 3 Perk — Invest $1000+ and receive: Free coffee for a year, 20% off web store, and 2% bonus units

Tier 4 Perk — Invest $2500+ and receive: Free brunch for a year, 20% off web store and 4% bonus units

Tier 5 Perk — Invest $5000+ and receive: Free coffee for life, 20% off web store and 5% bonus units

Tier 6 Perk — Invest $10,000+ and receive: Free brunch for life, 20% off web store, and 7% bonus units

Tier 7 Perk — Invest $50,000 and receive: Advisory equity*, 20% off web store, free brunch for life, and 15% bonus units

Tier 8 Perk — Invest $100,000 and receive: Advisory equity*, 20% off web store, free brunch for life, and 20% bonus units

*Advisor Equity Package; Vesting equity grant with an advisory agreement. Please inquire: justin.g@citizens.coffee

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Citizens will offer 10% additional bonus units for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class B Common Units at $3.45 / unit, you will receive 110 Class B Common Units, meaning you'll own 110 units for $345. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Citizens Holdings LLC ("Citizens" or the "Company") targets the premium coffee and healthy food market in the U.S., aiming to challenge the dominance of large chains like Starbucks. By positioning itself as a premium alternative to conventional quick-service restaurants (QSRs), Citizens plans to capitalize on the significant growth of the specialty coffee market.

Citizens Holdings LLC is a New York limited liability company formed on December 24, 2019. Citizens Holdings LLC is owned by three shareholders: JPG Hospitality Corp and Geisel Hospitality Corp hold 45% interest each and the remaining 10% is held by James Rogers. The Company also has multiple locations. These locations operate under Citizens Holdings LLC, which owns 100% of the following subsidiaries:

- Citizens of Chelsea LLC

- Citizens of SoHo LLC

- Pushcart Coffee Peters Field LLC (dba Citizens of Gramercy)

- Citizens of Montrose LLC

Competitors and Industry

Competitors

Citizens Coffee targets the premium coffee and healthy food market in the U.S., positioning itself against large chains like Starbucks and other quick-service restaurants (QSRs). Competitors such as Blue Bottle, Intelligentsia, and Stumptown have established a presence in the specialty coffee segment, offering high-quality coffee and unique customer experiences. Citizens differentiates itself by combining premium coffee with a focus on wellness and healthy food options, appealing to a growing segment of health-conscious consumers. This unique positioning allows Citizens to carve out a niche in a competitive market, offering an alternative to the traditional coffee shop experience.

Industry

The U.S. coffee market continues to expand, with consumers seeking out premium products and innovative offerings. Citizens Coffee aims to capitalize on this trend by expanding into major U.S. cities, leveraging its brand recognition and innovative approach to stand out in a crowded market. The Company's focus on sustainability and wellness aligns with broader industry trends, which we believe positions it for long-term success in the evolving coffee landscape.

Current Stage and Roadmap

Current Stage

Citizens Coffee is in a growth stage with a proven business model, featured in major publications like Forbes, The New York Times, and Vogue. Financially, it reports a lifetime revenue of $10M with year-over-year growth expectations of $3M. Citizens targets the premium coffee and healthy food market in the U.S., aiming to challenge the dominance of large chains like Starbucks. Citizens plans to capitalize on the significant growth of the specialty coffee market.

Future Roadmap

Over the next few years, Citizens Coffee is focused on national expansion, aiming to increase its store count significantly across major U.S. markets. Key milestones include achieving a 40-unit operation and eventually reaching an annual run rate of $80M. Citizens Coffee is planning an expansion that will be backed by a strategic three-phase plan that emphasizes sustainable growth and market penetration. Citizens will continue to innovate within its product lines, enhance customer experiences, and maintain a strong focus on health and wellness trends to drive its success. By investing in infrastructure, marketing, and human capital, Citizens Coffee aims to solidify its position as a leading player in the premium coffee and healthy food market.

The Team

Managers

Name: Justin Giuffrida

Justin Giuffrida's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO), Principal Accounting Officer
  Dates of Service: October, 2016 - Present
  Responsibilities: Direct and operate day to day operations of the business and units of finance, operations, product and development

Name: Andrew Paul Geisel

Andrew Paul Geisel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & VP Of Development & Growth
  Dates of Service: October, 2016 - Present
  Responsibilities: Co-founder and Head Of Growth. I lead all initiatives that develop the growth of Ctizens, including New Market Development, Head of Marketing, and Technology. Salary: 100K

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are

hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from

registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Legal Claims
The Company and its subsidiaries are subject to various legal claims and proceedings, many of which involve nominal amounts. While each individual claim is not substantial, the accumulation of these claims may pose a financial risk. The outstanding amounts owed by the subsidiaries, such as Citizens of Chelsea LLC and Citizens of Soho LLC, along with claims against shareholders like Geisel Hospitality Corp, could collectively impact the financial health and operations of the Company. Potential investors should consider the cumulative effect of these outstanding amounts when evaluating the Company's financial stability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
JPG Hospitality Corp (100% owned by Justin Giuffrida)	3,262,500	Class A Common Units	50.0%
Geisel Hospitality Corp (100% owned by Andrew Geisel)	3,262,500	Class A Common Units	50.0%

The Company's Securities

The Company has authorized Class A Common Units, and Class B Common Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,416,430 of Class B Common Units.

Class A Common Units

The amount of security authorized is 7,250,000 with a total of 7,250,000 outstanding.

Voting Rights

One vote per share

Material Rights

Voting Rights:

- Entitled to vote on all matters requiring a vote of the company's membership.

- Votes involving only Class A Members are weighted based on their Percentage Class Interests.

- Votes involving all classes are weighted based on the overall Percentage Interests.

Economic Rights: Same economic rights and privileges as Class B Units. Equal rights for the return of capital contributions and distribution of profits and losses.

Major Decisions: Certain major decisions require approval by a Super Majority (66.67%) of the company's Percentage Interests, including Class B Units.

Transfer Rights: Right of first refusal to purchase any or all units being transferred by another member. Can require all other members to transfer the same portion of their units in a bona fide arms-length transfer to an unaffiliated third party.

For additional rights and obligations please see the Amended and Restated Operating Agreement attached as Exhibit F.

Class B Common Units

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Units.

Material Rights

Voting Rights:

- Hold non-voting units for matters that do not constitute Major Decisions.

- Entitled to vote on matters constituting Major Decisions.

Economic Rights: Same economic rights and privileges as Class A Units. Equal rights for the return of capital contributions and distribution of profits and losses.

Transfer Rights: Participate in transfers proposed by a majority of Class A Members in proportion to their Percentage Interest.

For additional rights and obligations please see the Amended and Restated Operating Agreement attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Class B Common Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $4,790,412.00 compared to $5,035,685.00 in fiscal year 2023. The increase in revenue of approximately 5.1% from 2022 to 2023 can be attributed to expanded market presence and improvements in product offerings and successful marketing campaigns. The substantial increase in accounts receivable in 2023 suggests a strong sales performance towards the end of the year.

Cost of Sales

Cost of Sales for fiscal year 2022 was $1,242,819.00 compared to $1,265,513.00 in fiscal year 2023. The slight increase in the cost of sales (approximately 1.8%) reflects controlled production costs despite the rise in revenue. This stability indicates effective cost management practices, possibly due to stable raw material prices, efficient labor management, and optimized production processes. The Company maintained its cost of sales efficiently while scaling its operations.

Gross Margins

Gross margins for fiscal year 2022 were $3,547,593.00 compared to $3,770,172.00 in fiscal year 2023. The improvement in gross margins, by approximately 6.3%, indicates that the Company was able to increase its revenue at a higher rate than its cost of sales. This could be due to higher pricing power, better cost control, or a favorable product mix with higher-margin products contributing more significantly to overall sales. The increased gross margin reflects the Company's ability to manage its costs while growing its revenue base.

Expenses

Expenses for fiscal year 2022 were $4,160,797.00 compared to $4,340,915.00 in fiscal year 2023. The increase in expenses by approximately 4.3% from 2022 to 2023 can be attributed to higher operational costs, increased investment in marketing and sales efforts, and possibly higher administrative expenses. Despite this increase, the Company managed to reduce its net loss, indicating that the revenue growth was sufficient to cover the increased expenses. This expense increase reflects the Company's ongoing investment in its growth and expansion strategies.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because our core business model and strategy will remain unchanged. Past cash was primarily generated through sales and equity investments. Our goal is to open additional retail locations to increase cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of approximately $1,102,083 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate under current market conditions based on the current operating model. Raising the minimum allows the Company to invest in opening and operating at least one new retail unit for twelve months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate under current market conditions based on the current operating model. Raising the maximum allows the Company to invest in opening and operating up to three new retail unit for twelve months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Small Business Administration (Modified Note)
  Amount Owed: $2,024,234.00
  Interest Rate: 3.75%

Maturity Date: July 07, 2050
In April 2022 the Company entered into a loan modification agreement with the Small Business Administration (SBA) & made the above changes.

Related Party Transactions

- Name of Person: Andrew Paul Geisel
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Key Management Personnel
Material Terms: Employee Advances

- Name of Person: Alex (Key Management Personell)
Relationship to Company: Employee
Nature / amount of interest in the transaction: Key Management Personnel
Material Terms: Employee Advances

- Name of Person: Justin (Key Management Personell)
Relationship to Company: Employee
Nature / amount of interest in the transaction: Key Management Personnel
Material Terms: Employee Advances

- Name of Person: Stephanie (Key Management Personell)
Relationship to Company: Employee
Nature / amount of interest in the transaction: Key Management Personnel
Material Terms: Employee Advances

- Name of Entity: JPG Hospitality Corp
Names of 20% owners: Justin Giuffrida
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: JPG Corp owns a significant portion in the company's shares
Material Terms: Transactions entered with affiliates vary and include loans, advances, and management fees.

- Name of Entity: Citizens Collective LLC
Names of 20% owners: Justin Giuffrida
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Collective is a company owned or has interest by one of the Citizen Holdings owners.
Material Terms: Transactions entered with affiliates vary and include loans, advances, and management fees.

Valuation

Pre-Money Valuation: $25,592,500.00

Valuation Details:

Market Growth & Trends

As consumers continue to prioritize premium and artisanal products, the market for specialty coffee and healthy food options is expected to expand further. Citizens Coffee, with its focus on premium coffee and wellness-driven menu, is strategically positioned to capitalize on these trends, offering a unique and desirable alternative to conventional quick-service restaurants.

Comparable Competitor Companies

Comparable companies in the premium coffee and healthy food market, such as Blue Bottle and Intelligentsia, have set benchmarks for valuation in this space. These companies, like Citizens Coffee, emphasize quality, sustainability, and customer experience. For instance, Blue Bottle was valued at approximately $700 million when Nestlé acquired a majority stake, based on its strong brand and market position. While Citizens Coffee is smaller in scale, its proven business model, strong revenue growth, and strategic positioning within the market justify a substantial valuation. With four profitable locations, a significant media presence, and a growing customer base, we believe Citizens Coffee shares many attributes with these successful companies.

Management's Prior Achievements & Success

The founding team of Citizens Coffee, comprising experienced entrepreneurs Justin and [Co-Founder], has demonstrated their ability to scale a business effectively. Their success in establishing popular Australian-style cafes in New York's iconic neighborhoods and expanding the brand nationally underscores their capability. The team's strategic vision and operational expertise have driven significant revenue growth, with a lifetime revenue of $10 million and year-over-year growth expectations of $3 million. Their achievements in growing the business and securing media recognition highlight their ability to execute and drive value for investors.

In conclusion, we believe that the combination of robust market growth, comparable company benchmarks, valuable physical and intangible assets, and the proven expertise of our management team justifies our pre-money valuation of $29 million. This valuation reflects the significant potential for future expansion and success in the premium coffee and healthy food market.

Expanded

With an average revenue of approximately $4.9 million and an assumed industry multiple of 3x, the revenue-based valuation is estimated at around $14.7 million. Additionally, considering the company's adjusted EBITDA, which averages approximately $608,026.50, and applying an industry EBITDA multiple of 10x, the EBITDA-based valuation stands at roughly $6.1 million.

Citizens Coffee is in a growth stage, with plans to open additional retail locations, which are expected to significantly boost future revenue and profitability. The expansion into new markets and geographic regions will further enhance the revenue base. Citizens Coffee benefits from a strong brand presence and customer loyalty, providing a competitive advantage. Effective cost management and operational efficiency have contributed to improved margins and profitability, while innovative product offerings drive higher sales and attract more customers.

In conclusion, although the quantitative analysis based on current financials supports a valuation of approximately $12.1 million, Citizens Coffee's growth potential, market expansion, brand strength, & operational efficiency, we believe provide a solid basis for a $25 million valuation.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.97 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $4,999,997.90, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  15.0%
  We will use 15% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  5.0%
  We will use 5% of the funds raised to purchase inventory for the Company's food and beverages in preparation of expansion.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Operations, Kitchen and wait staff, and Sales and Marketing. Wages to be commensurate with training, experience and position.

- Working Capital
  63.5%
  We will use 64.5% of the funds for working capital to cover expenses for the capital investment and initial launch of new retail locations as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://citizens.coffee/ (https://citizens.coffee/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/citizens-coffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Citizens Holdings LLC

[See attached]

Citizens Holdings LLC
(the "Company")
a New York Corporation

Financial Statements with Independent Auditor's Report

Years ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To: Citizens Holdings LLC Management

Opinion:
We have audited the accompanying financial statements of the Citizens Holdings LLC which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 & 2022 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it

exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 6, 2024

CITIZENS HOLDINGS LLC CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31	
	2023	**2022**
ASSETS		
Current Assets:		
Cash	1,102,083	2,387,145
Trade Receivable	180,874	58,667
Inventory	38,086	34,693
Due from related parties	73,706	-
Prepaid Expense	20,434	957
Total Current Assets	1,415,183	2,481,462
Non-Current Assets:		
Property & Equipment - net	247,713	265,896
Intangible Assets - net	34,466	118,826
Other Non-Current Assets	121,867	168,065
Total Non-Current Assets	404,046	552,787
Total ASSETS	1,819,229	3,034,249
LIABILITIES & EQUITY		
Current Liabilities:		
Trade Payables	346,854	483,627
Accrued Liabilities	3,050	-
Payroll Liabilities	65,734	57,493
Taxes	34,019	21,161
Due to related parties	133,713	133,979
Total Current Liabilities	583,370	696,260
Non-Current Liabilities:		
Loan Payables	2,195,496	2,405,669
Other Payables	207,706	209,817
Total Non-Current Liabilities	2,403,202	2,615,486
Total LIABILITIES	2,986,572	3,311,746
EQUITY		
Safe Notes	1,349,190	1,349,190
Members Capital	(33,672)	(33,672)
Retained Earnings/(Deficit)	(2,482,861)	(1,593,015)
Total EQUITY	(1,167,343)	(277,497)
Total LIABILITIES AND EQUITY	1,819,229	3,034,249

See Accompanying Notes to these Financial Statements

CITIZENS HOLDINGS LLC STATEMENT OF OPERATIONS

	Years Ended December 31	
	2023	**2022**
Revenue	5,035,685	4,790,412
Cost of Goods Sold	1,265,513	1,242,819
Gross Profit	**3,770,172**	**3,547,593**
Operating Expenses		
Payroll & Employee Benefit Expenses	2,041,673	1,983,185
Selling and general admin expenses	239,272	275,795
Total Operating Expenses	**2,280,945**	**2,258,980**
Total Profit/(Loss) from Operations	**1,489,227**	**1,288,613**
Other Income	295,338	492,201
Other Expenses		
Interest Expense	77,657	76,813
Depreciation Expense	248,285	142,623
Amortization Expense	9,097	10,229
Other Expenses	2,020,269	2,164,353
Total Other Expenses	**2,355,308**	**2,394,018**
Net Income/(Loss)	**(570,743)**	**(613,204)**

See Accompanying Notes to these Financial Statements

CITIZENS HOLDINGS LLC STATEMENT OF CHANGES IN MEMBER EQUITY

	Member Capital	Safe Notes	Accumulated Deficit	Total Member Equity
Ending Balance 12/31/2021	(33,672)	1,349,190	(979,811)	335,707
Member Contributions	-	-	-	-
Net Loss	-	-	(613,203)	(613,203)
Closing Entry/Adjustments	-	-	(319,104)	(319,104)
Issuance of Safe Notes	-	-	-	-
Syndication Cost Incurred	-	-	-	-
Ending Balance 12/31/2022	(33,672)	1,349,190	(1,912,118)	(596,600)
Member Contributions	-	-	-	-
Net Loss	-	-	(570,743)	(570,743)
Closing Entry/Adjustments	-	-	-	-
Issuance of Safe Notes	-	-	-	-
Syndication Cost Incurred	-	-	-	-
Ending Balance 12/31/2023	**(33,672)**	**1,349,190**	**(2,482,861)**	**(1,167,343)**

See Accompanying Notes to these Financial Statements

CITIZENS HOLDINGS LLC STATEMENT OF CASH FLOWS

	Years Ended December 31	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(570,743)	(613,203)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation expense	248,285	142,623
Amortization expense	9,097	10,229
Non-Cash Income	(166,509)	(281,860)
Changes to operating assets and liabilities:		
Decrease (Increase) in Receivable	(195,913)	54,050
Decrease (Increase) in inventory	(3,393)	6,938
Decrease (Increase) in prepayments and Other Assets	26,721	31,373
Increase (decrease) in payables & accruals	(115,001)	(83,289)
Net Cash Flows (used in) Operating Activities	(767,456)	(733,139)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment of Start Up Cost	(224,600)	-
Acquisition of fixed assets - net	(293,006)	(244,858)
Net Cash Flows (used in) Investing Activities	(517,606)	(244,858)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of Loans	-	-
Proceeds from Loan	-	1,850,000
Net Cash Flows provided by (used in) Financing Activities	-	1,850,000
Net changes in cash	(1,285,062)	872,003
Cash at the beginning of the year	2,387,145	1,515,143
Cash at the end of the year	**1,102,083**	**2,387,145**

See Accompanying Notes to these Financial Statements

CITIZENS HOLDINGS LLC
Notes to the Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Citizens Holdings LLC was organized in New York City in 2021. The Company owns 100% interest in several subsidiaries namely Citizens of SoHo LLC, Citizens of Bleecker LLC, Citizens of the East Village LLC, Citizens of Chelsea LLC, Citizens of Montrose LLC, and Citizens of Gramercy LLC, that are all New York limited liability companies.

The Company earns revenue from its subsidiaries' income. The Company subsidiaries operate in a breakfast restaurant industry which primarily serves coffee and biscuits.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating doubt include the fact that the Company has incurred losses since 2020, primarily due to the economic conditions resulting from the COVID-19 pandemic and negative working capital. Additionally, following the pandemic, the Company operated in high growth mode, focusing on expanding its operations and increasing its market share rather than maintaining profitability.

Consistent with its operations strategy in 2018 and 2019, when the company was profitable, starting in 2024, the Company is no longer in high growth mode and has returned to profitability as of June, 2024.

The Company has evaluated its position and plans to raise capital as needed to meet its requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, Citizens of Montrose LLC, Citizens of Chelsea LLC, Citizens of Gramercy LLC, Citizens of Bleecker LLC, Citizens of SoHo LLC and Citizens of the East Village LLC, a New York entity formed on December 24, 2019. All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash
The Company had $1,102,083 and $2,387,145 in cash as of December 31, 2023 and 2022, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount invoiced to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest

unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 consisted of the following: Raw materials $24,428 & $22,680, finished goods $13,658 & $12,013 respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using a straight-line method and using the mid month convention.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Leasehold Improvement	15	390,298	298,041	-	92,256
Machinery and Equipment	7	699,083	589,829	-	109,253
Furniture and Fixtures	7	386,666	340,463	-	46,203

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue from its subsidiaries' income. Its subsidiaries operate in a breakfast restaurant industry which primarily serves coffee and biscuits.

The contract with the customer commences when the customer initiates an order online or through the restaurant counters. The performance obligation of the Company is to deliver the orders. The transaction price is explicitly stated on the menu. The transaction price is allocated at a point time upon delivery of the orders. Revenue recognition occurs when the orders have been fulfilled/delivered.

Revenue for the years consist of:

	2023	2022
Food	3,848,277	3,429,425
Alcohol	171,415	227,988
Non-Alcoholic	1,135,481	1,169,202
Other Revenue	40,139	56,102
Gross Sales	5,195,312	4,882,717
Sales Discount	(159,626)	(170,323)
	5,035,686	4,712,394

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of subscriptions, complimentary costs and other small value expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for its income taxes under taxes payable method. A method of accounting under which an entity reports as an expense (income) of the period only the cost (benefit) of current income taxes for that period, determined in accordance with the rules established by taxation authorities. Only current income tax assets and liabilities are recognized. Income tax liabilities and income tax assets shall be measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the liability is settled or the asset is realized, which are normally those enacted at the balance sheet date.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Category	Account	Nature of Transaction	2023	2022
Key Management Personnel	Due from Andrew	Employee Advances	60	-
	Due from Alex	Employee Advances	224	-
	Due from Justin	Employee Advances	4,668	-
	Due from Stephanie	Employee Advances	274	-
Affiliates	Due from JPG Corp	Various	68,480	-
	Due to Collective	Various	(133,713)	(133,979)

JPG Corp owns a significant portion in the company's shares, while Collective is a company owned or has interest by one of the Citizen Holdings owners. Transactions entered with affiliates vary and include loans, advances, and management fees.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In April 2022 the Company entered into a loan modification agreement with the Small Business Administration (SBA) with the following changes:

	Date	Amount	Interest Rate	Monthly Payment Amount	Maturity Date
Original Note	July 3, 2020	$150,000.00	3.75%	$731.00	July 7, 2050
Modified Note	April 6, 2022	$2,000,000.00	3.75%	$10,016.00	July 7, 2050

The ending balance of this loan as of December 31, 2023 and 2022 were $2,024,234 and $2,234,149 respectively.

NOTE 6 – EQUITY

Citizens Holdings LLC is owned by three shareholders: JPG Hospitality Corp and Geisel Hospitality Corp hold 45% interest each and the remaining 10% is held by James Rogers.

The profits and losses of this Company and all other distributions shall be allocated among the members on the basis of the ratio of the monetary value of the Member Capital Account of each member to the total value of all Member Capital Accounts in this Company. All remaining distributions to a member of this Company shall be determined by an affirmative vote of the members and shall be offset by any amounts owing to this Company by such member. No distributions shall be made which render this Company insolvent.

The affirmative vote by all members shall be required to admit a person as a new member and issue such person any Membership Units in this Company. Such new member shall not be entitled to any retroactive allocation of income or losses, or taxable deductions heretofore incurred by this Company.

Members Capital is consisting of:

	2023	2022
Capital	165,954	165,954
Syndication Cost	(199,626)	(199,626)
	33,672	33,672

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear interest. The agreements provide the right of the investor to future equity in the Company.

Date	Investor	Valuation Cap	Discount Rate	Amount
01/10/2020	PG	12,000,000.00	15%	100,000
01/10/2020	RG	12,000,000.00	15%	68,656
03/30/2021	MK	12,000,000.00	80%	100,000
03/27/2021	FVE	12,000,000.00	80%	100,000
12/26/2021	PT, LLC	12,000,000.00	80%	680,000
12/26/2021	PT, LLC	12,000,000.00	80%	300,333

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 6, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF CITIZENS COFFEE BY CITIZENS HOLDINGS LLC

Forbes Featured National Breakfast & CPG Brand Scaling U.S

We've recorded $27M in lifetime sales & an oversubscribed $1.2M crowd raise, featuring elite angels including Randi Zuckerberg. Citizens is on a mission to become the top breakfast and coffee brand in the country, with our averaged per site sales outperforming Starbucks. ...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Forbes
FEATURED COMPANY
+$27M in Lifetime Sales
“These Two Aussies Are Dominating the Brunch Scene in New York City”
NOTABLE INVESTORS
Randi Zuckerberg
Facebook, Hug
Sean Davis
MSL Athlete

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$3.53 Per Share

PREVIOUSLY CROWDFUNDED
$1,227,930

RAISED
$0

INVESTORS

MIN INVEST
$250.63

VALUATION
$25.59M

REASONS TO INVEST

- Citizens is a Forbes ft national breakfast & coffee brand with $27M+ lifetime sales with a 2024 sales run rate of $7.2M and backed by notable angels like Randi Zuckerberg from our oversubscribed $1.2M crowd raise.

- Citizens has a proven track record across NY & Texas, with a national growth pipeline of stores & industry-leading site sales outpacing companies like Starbucks, we're projecting to hit $100M annual sales by 2029.

- Just launched a new arm of the business distributing a premium product range of coffee beans, pods, and K-cups. With pod sales set to overtake instant coffee, this new expansion will quickly scale sales nationwide.

*Lifetime sales refer to sales from all locations and business lines since 2017.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

TEAM



Justin Giuffrida • Chief Executive Officer (CEO)
Culture, Strategy, Finance, Operations. 15+ years of experience in Food & Beverage with a master's degree in Finance & Accounting.



Andrew Paul Geisel • Co-Founder & VP Of Development & Growth
Business Development, Real Estate & New Market Development, Marketing, HR. 15+ years of experience in Food & Beverage with a bachelor's degree in Architecture and Environmental Design.



Benjamin Darmanin • District Manager & Head of People
Training, Operations, Culture. 10 years of restaurant experience. Leads the coaching, development, and nurturing of our amazing teams.

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THE PITCH

Meet Citizens

Meet Citizens; the national breakfast brand disrupting the old legacy players in the industry who we believe are phasing out.

Let us introduce ourselves...



Forbes
FEATURED COMPANY
READ ARTICLE
+$27M in 'Lifetime Sales'
Destination Brunch: Australian Dining Makes Waves in NYC
Citizens
VOGUE
$1,227,930
Raised
1,409
Investors
OVERSUBSCRIBED CROWDFUND ON Republic
RANDI ZUCKERBERG
FACEBOOK, HUG
SEAN DAVIS
MSL ATHLETE
Notable investors
LOCATIONS ACROSS NEW YORK & TEXAS
NATIONALLY DISTRIBUTED CPG
Coffee pods set to overtake instant coffee in U.S as TAM reaches $40B
Citizens

Source: Mordor Intelligence

THE OPPORTUNITY

What is the Concept?

Citizens is an Australian breakfast restaurant on a mission to become the top breakfast brand in the country; offering chef-driven breakfast menus, specialty roasted coffee, and craft cocktails. Breakfast is now the fastest-growing segment in the U.S. restaurant industry and with current locations in NY and Texas, and a CPG channel distributing coffee pods, beans, and K-Cups into grocery stores, homes and offices.


America deserves a better breakfast...
• 63% of Americans are looking for healthier breakfast
• Specialty Coffee Market set to double to $51.4B by 2030
Citizens
BREAKFAST - COFFEE - COCKTAILS
So we made it.

Sources: Stir Tea Coffee, Food Insight

Our Brand Pillars


BREAKFAST
COFFEE
COCKTAILS
RETAIL

#1

TOP RATED BRUNCH IN HOUSTON

EATER

"THE BEST BRUNCH SPOTS IN NYC"

#1

MOST REVIEWED AUS BREAKFAST IN NYC


home
for the
holiday

Our Vision - Pathway to Citizens At Scale

After years of developing and refining our model, tweaking our menu and optimizing our operations, we're beginning our journey of scale with a focus on expanding in the NY and TX markets.

In 2024 we opened our Houston location; our first store launch outside of NYC. The response to this has been amazing, hitting an annual run rate of over $2 million. Off the back of this success, we now look to both expand our Houston market, as well as deepen our foothold into Texas with launches into the Austin & Dallas market.

GROWTH & USE OF FUNDS

- EXPANSION CAPITAL TO SCALE STORES NATION WIDE
- SCALE CPG SALES NATION WIDE
- LAUNCH INTERNATIONAL LICENSING DEALS IN EUROPE & ASIA


TARGET GROWTH PLAN
STORE COUNT
YEAR
0
10
20
30
40
2023
2024
2025
2026
2027
2028
2029
$6M
$7M
$12M* (*estimate)
$20M* (*estimate)
$30M* (*estimate)
$55M* (*estimate)
$90M* (*estimate)

FINANCING: 2024: SERIES-A $3M 2028: SERIES-B $8M

NEW MARKETS: AUSTIN DALLAS DC/ PHILADELPHIA


PLANNED GROWTH MAP: 2029
NEW YORK
FORT WORTH
DALLAS
HOUSTON
AUSTIN
SAN ANTONIO

Our vision for the future...


= potential store
= grocery & wholesale product distribution
= direct to consumer distribution

Following in the footsteps of IPO brands:

Citizens has a goal to grow its business profitably, use free cash flow as well as strategic capital injections to fuel our growth over the next 5 years. At this point, the company is projecting to have 40 stores across the country, producing $ 100 million in revenue by 2029 across our restaurants, retail and wholesale channels. Upon completing our projected growth pipeline, we hope to follow public brands who have successfully executed an IPO.


STARBUCKS - 3000+ stores
VALUATION: $112B
BLUE BOTTLE - 90+ stores
VALUATION: $700M+ (TRANSACTED)
LA COLOMBE - 30+ stores
VALUATION: $900M+ (TRANSACTED)
Citizens
Using series A funding, Citizens plans toreach 40 stores by 2029

OUR BUSINESS MODEL

How it Works

The concept was born in Australia, the global leaders in specialty cafes, inspired by wellness-forward lifestyle, craft coffee, and embracing technology and innovation. Citizen's management team has proven experience from Australia's leading brands in scaling the concept.

The Economics...

COFFEE BEVS



Fresh, Aussie style coffee made right.

21% of total sales*

FOOD



All day breakfast and lunch.

70%

ALCOHOL



Beer wine and coctails

12%

CPG COFFEE


Citizens

NEW!

Coffee commerce, DTC & grocery

+14% estimated addition

Revenue growth, year after year

2020	2021	2022	2023	2024
$1.9M	$4.0M	$4.7M	$6.3M	$7.2M*

PROJETED*


14% Growth YOY
$7M
$6M
$5M
$4M
$3M
$2M
$1M
REVENUE
2020
2021
2022
2023
YEAR

Revenue Per Store

Exceeds public Comps Such as Startbucks


$2.3M
2.5M
2.0M
1.5M
1.0M
0.5M
AVERAGE STORE SALES
Citizens
STARBUCKS

Our advantages;

- TWO STORES UNDER ONE ROOF (RESTAURANT + COFFEE SHOP)
- DIGITAL DELIVERY + CATERING SALES (BROADING T.A.M)
- IN STORE & AT HOME (LEVERAGING BRAND CPG)

Industry Leading 'Store Level' Profitability of 18%

The breakfast restaurant industry is an extremely profitable sector due to its high customer demand, cost-effective ingredients, and quick service model. Breakfast items like eggs, pancakes, and coffee have low food costs but can be sold at attractive price points, leading to strong profit margins.*

Additionally, breakfast service typically involves faster table turnover, allowing for more customers to be served in a shorter time frame. This combination of low overhead costs and high volume sales makes breakfast restaurants a lucrative opportunity in the food and beverage industry.[1,2]

Best In Class Margins

STORE LEVEL PROFIT

2020	2021	2022	2023
$0	$120K	$653K	$760K



$900,000
$600,000
$300,000
PROFIT
2020
2021
2022
2023



Key Factors
HIGH UNIT VOLUME: $2.3M
Exceeds store sales of public companies (ie Starbucks)
INDUSTRY LEADING GROSS MARGIN
Exceeds margins of public comps (ie Chipotle)
MICRO UNIT BUILD COST: <$390K
Store payback period of under 14 months
High AUV
+
Strong Margins
+
Micro Build
=
Strong ROI & Compounding Economics
LOCAL LEGENDS



OUR TRACTION

Oversubscribed Crowdfunding Raise

Citizens successfully completed an oversubscribed $1.2M crowd raise on Republic in 2021, which saw notable angels such as Randi Zuckerberg (Facebook, Zuckerberg Media, Hugg) and Sean Davis (MLS Captain) join Citizens as advisors.


Dont take it from us...
Listen to these guys
Forbes
Destination Brunch: Australian Dining Makes Waves in NYC
GOTHAM
These Two Aussies Are Dominating the Brunch Scene in New York City
By Jordi Lippe-McGraw | September 4, 2019 | Food & Drink
AD
ARCHITECTURAL DIGEST
The 23 Most Beautifully Designed Modern Coffee Shops
FOX 26 HOUSTON
Watch Live
FIRST LOOK: CITIZENS OF MONTROSE
First look at Citizens of Montrose in Houston
QSR
How One NYC Café Plan
Customers Into Owners
BROADSHEET
DEPARTURES
Food
Meet the Australian Duo Taking Over New York's Coffee Culture
FINANCIAL REVIEW
Millennial Aussies put NYC cafe up for historic crowdfund


Real reviews
from yelp
- Ashley R.
I am in love with this restaurant!!! So many healthy vegan and non vegan options. The over night oats were spectacular!
- Jordana L.
This place has been an almost daily visit since they opened in the neighborhood. Friendly staff members, excellent cold brew""
- Gregory D.
A go-to Australian inspired breakfast/brunch spot with great coffee drinks as well as beer, wine, and cocktails. There's NOT one bad thing on the menu.
- Michelle W.
This has to be one of the best brunch spot ever! I came last week and it was such a cute spot to have brunch. I don't know why I've never been!! They have tons of vegan/vg/gf options too"
Tripadvisor
4.5 Stars - 119 reviews
Google
4.5 Stars - 1761 reviews
DOORDASH
4.7 Stars - 200 reviews
Citizens Of Chelsea

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Why Invest

Over the past 8 years, we have spent our lives building this company and enjoying the ride along the way. We're developed as restaurant operators, but more importantly, have grown as people on our journey to see Citizens become one of the top breakfast brands in the country. We are excited to see where we can take this company, and to have you on the journey with us.



Jusin Giuffrida (left), Andrew Geisel (right)

> **“We’re so excited to share this journey with you all – nothing brings us more joy than to do what we love and have fun doing it.”**
>
> **–Andrew Geisel, Co-Founder**

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
521 E. 12th St
New York, NY 10009

WEBSITE
View Site

We've recorded $27M in lifetime sales & an oversubscribed $1.2M crowd raise, featuring elite angels including Randi Zuckerberg. Citizens is on a mission to become the top breakfast and coffee brand in the country, with our averaged per site sales outperforming Starbucks. We have profitable locations across the country and now distributing our coffee retail products nationwide with an exciting national growth pipeline.

TERMS

Citizens Coffee by Citizens Holdings LLC

Overview

PRICE PER SHARE
$3.53

VALUATION
$25.59M

DEADLINE
Oct. 1, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT
$250.63

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,997.90

ASSET TYPE
Units

MIN NUMBER OF SHARES OFFERED
4,249

SHARES OFFERED
Class B Common Units

MAX NUMBER OF SHARES OFFERED
1,416,430

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perk

Early Bird 1: Invest $250+ within the first 2 weeks | 2% bonus units

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus units

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus units

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus units

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus units

Early Bird 6: Invest $100,000+ within the first 2 weeks | 25% bonus units

Mid-Campaign

Invest $5,000+ between day 35 - 40 and receive 10% bonus units

Invest $5,000+ between day 60 - 65 and receive 10% bonus units

Amount-Based Perk

Tier 1 Perk — Invest $250+ and receive: 20% off web store

Tier 2 Perk — Invest $500+ and receive: 5 free brunches, 20% off web store

Tier 3 Perk — Invest $1000+ and receive: Free coffee for a year, 20% off web store, and 2% bonus units

Tier 4 Perk — Invest $2500+ and receive: Free brunch for a year, 20% off web store and 4% bonus units

Tier 5 Perk — Invest $5000+ and receive: Free coffee for life, 20% off web store and 5% bonus units

Tier 6 Perk — Invest $10,000+ and receive: Free brunch for life, 20% off web store, and 7% bonus units

Tier 7 Perk — Invest $50,000 and receive: Advisory equity*, 20% off web store, free brunch for life, and 15% bonus units

Tier 8 Perk — Invest $100,000 and receive: Advisory equity*, 20% off web store, free brunch for life, and 20% bonus units

**Advisor Equity Package; Vesting equity grant with an advisory agreement. Please inquire: justin.g@citizens.coffee*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Citizens will offer 10% additional bonus units for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class B Common Units at $3.45 / unit, you will receive 110 Class B Common Units, meaning you'll own 110 units for $345. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

Forbes
Destination Brunch: Australian Dining Makes Waves in NYC

View Article

Vogue
How Australian Coffee Took Over—And Why New Zealand Coffee Could Be Next

View Article

Gotham
These Two Aussies Are Dominating the Brunch Scene in New York City

View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

So do you know what Australian Breakfast Is?

If you haven't heard of us yet; lets fill you in!

Andrew and I, two Aussies in NY, were on a mission to share with the US what proper Australian breakfast and coffee is all about - chef-driven food delicious house-roasted coffee, with thecocktails and playlist all on point.

So we did! Founded in NY in 2016, we began our journey creating the hottest Australian restaurants in New York in the most iconic neighborhoods like Chelsea, Soho, and Gramercy. It didn't take long for New Yorkers to ditch the diner, and line up around the block for breakfast with us, and the media caught on quick with Vogue, Forbes and Goth all declaring that Australians have taken over the brunch game.

With our success in New York, We knew that we were on to something special, so we decided to take this concept nationwide, and share Citizens with the rest of the country.

So we did. With your help of course! In 2021, for the first time ever, we invited you to invest in Citizens and the response was incredible, raising 1.2mil and oversubscribing the round in one of the fastest F&B raises on the platform. We welcomed 1400 new investors to the Citizens story, and a few that you might even recognize; MLS captain, Sean Davis, and Randi Zuckerber of Facebook.

When I found out back in 2021 that Citizens was crowdfunding, I was super excited to jump on board. My family and would go there all the time, I'm really proud to be an advisor, and Justin and Andrew are just phenomenal entrepreneurs so I can't wait to see where they take Citizens in the years to come.

The time was right to grow; launching Citizens on the national stage. So we did. We set our flag down in Texas, one of America's fastest-growing economies and biggest boom states; the perfect place for our next phase of growth.

Houston which opened last year was our most successful new launch to date. Citizens of Montrose didn't just meet expectations—it soared past them, hitting an annual run rate of $2M, that's 50% higher than Starbucks, all in its first year! Houstonians started ditching the diner too and were helping us to hit sales records that we had never seen before! So yeah; the US really does like Aussie breakfast!

We said that we would bring coffee-roasting in house - and we did it! Using state-of-the-art, coffee roasting technology, we're now producing over 1 ton of coffee every month.

And we're not stopping there - we've expanded the business into retail and wholesale coffee channels, and we're now shipping coffee to our customers across the country

We've worked to build a brand full of buzz and believers, AND.. back it up with best-in-class performance.

Since our last raise, we've increased our revenues by 60%, and this year we're on track to do 7.2M in top-line sales

We've amassed a community of 45,000 followers on Instagram, operate at industry-leading profitability, and have grown our revenues year on year for the past 4 consecutive years.

To date, across our 100-person strong team and four locations, we've recorded over 27 million in revenue, we've served over 1.5 million customers, nearly 1 million cups of coffee, and 800 thousand eggs. And guess what... we're just getting started ;)

Ok, here's where you come in. We've honed the model for the past 8 years, built an army of brand followers, and proven that this concept can go nationwide. Now, let's scale! We're kicking our much-anticipated raise and we want you in the journey with us.

We are assembling a pipeline of sites in New York, Austin, Houston and Dallas with plans underway to have 10 units open in each of these markets by 2029 using our tried and tested formula.

Citizens has grown beyond the 4 walls with our retail range, Citizens at Home, a catalog of Citizens Espresso pods, K-cups and retail coffee beans! We're currently working on a national distribution deal, supported by our online platform and fulfillment center. With U.S coffee pod sales expected to take over instant coffee, we believe this business expansion is a tremendous opportunity to put Citizens on the map to becoming a nationally recognized household brand.

By 2029, with phase-2 expansion completed, Citizens is projected to have over 40 locations across the country, recording over $90m in revenues from our restaurant, retail and wholesale channels.

The past 8 years have been amazing. We've loved building Citizens from the ground up and we're just getting started. Citizens is on a mission to become the top breakfast retail brand in the country, and we invite you to join us on the journey!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED OPERATING AGREEMENT

This Amended and Restated Operating Agreement, dated June __, 2024, by and between James Rogers, JPG Hospitality Corp and Geisel Hospitality Corp the undersigned members, and each having a member interest is hereby adopted as the written Amended and Restated Operating Agreement of **Citizens Holdings LLC** (the or this "Company") and

WHEREAS, this Amended and Restated Operating Agreement does not contain any provisions inconsistent with the Articles of Organization of this Company, and

WHEREAS, the members desire to enter into this Amended and Restated Operating Agreement in order to amend and restate in its entirety that certain Operating Agreement of the Company, dated December 24, 2019, between Pushcart Coffee, LLC, solely owned by Rogers, and Citizens Collective, LLC, fifty percent (50%) owned by Justin Giuffrida and fifty percent (50%) owned by Andrew Geisel, and

WHEREAS, Rogers desires to hold his ownership of the Company directly and no longer by or through Pushcart Coffee, LLC, and

WHEREAS, Justin Giuffrida desires for his ownership of the Company be held by JPG Hospitality Corp and not by or through Citizens Collective, LLC, and

WHEREAS, Andrew Geisel desires for his ownership of the Company be held by Geisel Hospitality Corp and not by or through Citizens Collective, LLC, and

WHEREAS, the Company is expanding its membership to include new investors and the members wish to set forth provisions relating to the creation of Membership Units in the Company, represented by Class A and Class B Units, the business of this limited liability company, the conduct of its affairs and the rights, powers, preferences, limitations or responsibilities of its members, managers, employees or agents, as the case may be,

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agree as follows:

ARTICLE I
DEFINITIONS

1. Words and phrases set forth within this Amended and Restated Operating Agreement which relate to the business of this limited liability company or the conduct of its affairs or the rights, powers, preferences, limitations or responsibilities of its members, managers, employees, or agents, as the case may be, or to any matter which this limited liability company is required or has done under mandate of law or the fulfillment of this Amended and Restated Operating Agreement, shall be defined as it has been defined in Section 102 of the New York Limited Liability Company Law (the "LLC Law") or in other applicable statutes or rulings.

ARTICLE II
FORMATION

1. Formation. The company was formed as a limited liability company as Citizens Holdings LLC pursuant to the provision of the LLC Law by causing Articles of Organization (the "Articles") to be filed with the Secretary of State of the State of New York (the "Secretary of State"). The Company hereby adopts, confirms and ratifies the Articles and all acts taken by the organizer in connection therewith.

2. The name of this Company is **Citizens Holdings LLC**.

3. The Company is formed for any lawful business purpose and shall have all the powers set forth in Sec. 202(a)-202 (q) of the New York Limited Liability Company Law.

4. The principal place of business of this Company shall be located at 401 W 25th St, New York, New York 10001 in the County of New York, New York.

5. The Secretary of State of New York is designated as agent of this Company upon whom process against it may be served, and the post office address to which the Secretary of State shall mail a copy of such process against the Company served upon him is: 401 W 25th St, New York, New York 10001.

6. The Company has no specific date of dissolution, unless sooner dissolved pursuant to this Amended and Restated Operating Agreement or pursuant to the provisions of the LLC Law.

ARTICLE III

MEMBERSHIP UNITS/MEMBERS/MANAGERS

1. The Company shall offer equity ownership interests in the Company through the issuance of membership units (each a "Membership Unit" and collectively the "Membership Units"). The Company shall have two classes of Membership Units in the form of uncertificated (a) Class A common units (the "Class A Units") held by Class A members ("Class A Members") and (b) Class B common units (the "Class B Common Units") held by Class B members ("Class B Members"), each with the rights and privileges as specified herein. Class A Members are entitled to vote on all matters requiring a vote of the Company's membership. Class B Members hold non-voting units for matters that do not constitute Major Decisions and voting rights on matters constituting Major Decisions. The economic rights and privileges for the Class A Units and the Class B Units shall be the same.

2. The Company is authorized to issue up to 10,000,000 Membership Units, consisting of (i) 8,000,000 Class A Units, and (ii) 2,000,000 Class B Units. As of the date of this Amended and Restated Operating Agreement, each percentage interest of the Company's Membership Units held by a member shall be converted into 200,000 Class A Units. The manager or member vested with managing the Company may, in its sole discretion, but shall not be required to, issue

certificates to the Members representing the Membership Units held by such Member.

3. Members' names, addresses and number of membership units by class, which represent the Percentage Interest (defined below) in the Company held by each member, are listed on Schedule A. For purposes of this Amended and Restated Operating Agreement, "Percentage Interest" means the overall interest of a Member in the Company. Percentage Interest is calculated by taking the number of Membership Units held by a Member divided by the total number of Membership Units then outstanding held by all Members within a class, multiplied by the overall percentage of Membership Units of a class expressed as a decimal. For example, if all authorized Membership Units were issued and outstanding, Class A Units would represent 74.36% of the Company's total equity and Class B Units would represent 25.64% of the Company's total equity. A Class A Member holding 20% of Class A Units would have a Percentage Interest of 14.87 (i.e., 20 *.7436). If voting is to be conducted by class, "Percentage Class Interests" means the number of Membership Units in any class held by a Member divided by the total number of outstanding Membership Units in that class multiplied by 100. Votes that only involve the Class A Members will be weighted based on their Percentage Class Interests. Votes involving all classes will be weighted based upon the voting Members' overall Percentage Interests.

4. Unless specifically set forth otherwise in the Articles of Organization, management of this Company may be vested in a manager, who or which shall be subject to all of the rights, duties, privileges and liabilities of Managers, as set forth in the LLC Law. The manager vested to manage the Company shall be empowered to make all decisions regarding the Company's business matters and to perform all other acts customary or incident to the management of the Company's business. However, certain decisions that do not involve Major Decisions (e.g., distributions of Distributable Cash) require the approval of a majority of the Percentage Class Interests of the Class A Units.

5. Notwithstanding any other provision of this Amended and Restated Operating Agreement, the following actions (each, a "Major Decision") may only be taken upon approval by the Members holding at least 66.67% in the aggregate of the Company's Percentage Interest (including Class B Units) that are entitled to vote on the matter presented for consideration (a "Super Majority"):

(a) commencing or consenting to any voluntary Bankruptcy proceedings or filing an answer or other pleading admitting or failing to contest the material allegations of a Bankruptcy petition filed against the Company;

(b) amending this Agreement or the Articles of Organization;

(c) selling the Company or approving the sale, exchange, lease, mortgage, pledge or other transfer or disposition of all or substantially all of the assets of the Company;

(d) allowing or initiating a dissolution or merger of the Company; or

(e) taking any action, in addition to the above, that is substantially outside the ordinary course of business of the Company.

6. The Company shall keep books and records pursuant to Sec. 1102 of the LLC Law, either in written form or in other than written form easily converted into such written form within a reasonable time. Such books and records shall be maintained on a cash basis pursuant to this Amended and Restated Operating Agreement, and the accounting year of this Company shall end on December 31.

7. Each member holding a Percentage Interest in excess of ten percent (10%) may inspect and copy, at his own expense, for any purpose reasonably related to such Membership Units as a member, the Articles of Organization, this Amended and Restated Operating Agreement, minutes of any meeting of members and all tax returns or financial statements of the Company for the three years immediately preceding his inspection, and other information regarding the affairs of this Company as is just and reasonable.

8. No member shall be personally liable for any debts, obligations or liabilities of this Company or of any other member, solely by reason of his being a member of this Company, whether such debt arose in contract, tort or otherwise, unless set forth in this Amended and Restated Operating Agreement. A member shall have the option to waive such limitation of liability pursuant to Section 609 of the LLC Law and may be legally liable pursuant to other applicable law in his capacity as a member.

9. If the Articles of Organization provide that the management of this Company shall be vested in a manager or managers or class or classes of managers, then the management of this Company shall be so vested in accordance with the LLC Law, subject to any provision of the Articles of Organization or this Amended and Restated Operating Agreement and Section 419 of the LLC Law.

(a) The Names and Addresses of the manager or managers or class or classes of managers are set forth in the books and records of this Company. A manager may, but need not be, a member of this Company. The salary of the manager shall be fixed by the affirmative vote or written consent of all members entitled to vote thereon. Such salary as manager shall be separate and distinct from any distributions made, should such manager be a member.

(b) Managers shall be elected by affirmative vote or written consent of a Super Majority entitled to vote thereon. The number of managers may be amended by affirmative vote or written consent of a Super Majority entitled to vote thereon.

(c) A Manager shall hold office until the next meeting of members or until his earlier resignation or removal. Any manager may resign at any time by the giving of written notice thereof to this Company, provided however there is no violation of any provision of the Operating Agreement or any provision of a contractual agreement between this Company and the manager. The removal or resignation of a manager who is a member, does not affect in any way such manager's rights, duties, privileges and obligations as a member nor does it constitute a withdrawal as a member.

(d) Any vacancy occurring in the number of managers may be filled by affirmative vote or written consent of a Super Majority entitled to vote thereon. Such newly elected manager shall be elected to serve the unexpired term of his predecessor. If the number of managers is increased by amendment to this Amended and Restated Operating Agreement, then such new manager shall be elected by affirmative vote or written consent of a Super Majority entitled to vote thereon.

(e) Each manager shall have the power and authority on behalf of this Company to do all things as set forth in Sec. 202(a)-202(q) of the LLC Law.

(f) If the management of this Company is vested in a manager, then no member, by reason of being a member, is an agent of this Company for the purpose of its business unless authority has been delegated to such member by that manager or by some other provision of this Amended and Restated Operating Agreement.Notwithstanding the foregoing, a member, or a principal of a member, may, with respect to any separate or personal guarantee by that member or its principal to the third party, negotiate with any third parties that contract with the Company. If the management of this Company is vested in the members, then every member is an agent of this Company for the purpose of its business and the act of every member, including the execution in the name of this Company of any instrument, for apparently carrying on in the usual way the business of this Company, shall bind this Company unless it is contrary to Sec. 412 of the LLC Law.

(g) Each manager shall perform his duties as a manager in good faith and with that degree of care which a reasonable and prudent person in a like position would use under similar circumstances. Each manager's liability to this Company or to its members for damages for any breach of duty in such capacity is eliminated, except if there is a final judgment or adjudication adverse to the manager that established that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that with respect to a distribution the subject of Sec. 508(a) of the LLC Law. There may not be any elimination of liability for any act or omission committed prior to the adoption by this Company of a provision eliminating such liability.

(h) No manager shall be required to manage this Company as his sole business interest but may, without liability to this Company or its members, be involved in the management of other entities and activities which do not adversely affect his capacity to exercise his obligations to this Company; nor shall this Company or its members have any right to participate in such other business interests or in income or profits therefrom.

10. Except as set forth in this Agreement, no Class A Member shall have the unconditional right to give, sell, assign, pledge, hypothecate, exchange or otherwise transfer to another, all or any part of his Membership Units in this Company. Nothing herein shall be deemed to prevent a member from granting an assignee the right to become a member upon condition that Sec. 604 of the LLC Law is satisfied. The Class A Member who desires to transfer his Membership Units, shall give written notification of proposed transfer to each of the other Class A Members of his intention to sell his Class A Membership Units. Each Class A Member shall have the right of first refusal to purchase any or all of such Class A Membership Units, pro rata according to the Class

A Member's Percentage Class Interest, upon such terms and conditions as were set forth in the notification of proposed transfer.

11. The failure to respond to the member seeking to transfer his Membership Units within 30 days shall result in the termination of such Class A Member's right of first refusal. Should such Class A Member or Class A Members desire to exercise their right of first refusal on the terms set forth in the written notification of transfer, then the time, place and date of closing as designated by the Class A Members purchasing such Membership Units shall be within 90 days from the date of such written consent to exercise such right of first refusal. If a majority of the Percentage Class Interests of the Class A Members proposes to transfer any portion of their Membership Units, all other members (including Class B Members) shall have the right, exercisable upon written notice to all members (including Class B Members) within twenty (20) days after receipt of any written notice to transfer, to participate, in proportion to each Members Percentage Interest in the proposed transfer to the proposed purchaser on the terms and conditions set forth in the written notice of the proposed transfer.

12. If a majority of the Percentage Class Interests of the Class A Units propose to transfer 100% of their Membership Units in a bona fide arms length transfer to an unaffiliated third-party, these Class A Members may elect to require all other members (including Class B Members) to transfer the same portion of their Membership Units in the same transaction at the same purchase price and subject to the same terms and conditions. The majority of the Percentage Class Interests of the Class A Units making such transfer may exercise such election by giving written notice of the election to all other members (including Class B Members) at least twenty (20) days prior to the date on which the transferring Class A Members expect the transfer to occur.

13. A member may withdraw as a member of this Company upon the affirmative vote or written consent of a Super Majority, other than the member who proposes to withdraw as a member. If such consent is not given, a member may withdraw upon not less than six months prior written notice to this Company, provided such withdrawal does not breach this Amended and Restated Operating Agreement, the LLC Law or any other contractual obligation between such proposed withdrawing member and this Company or its other members. Should such breach occur, then the withdrawing member may be liable for damages as a result thereof.

ARTICLE IV
MEETINGS

1. The Company shall hold its annual meeting of members at such other time as shall be determined by affirmative vote or written consent of a majority of the Percentage Class Interests of the Class A Units, at the Offices of the company, 401 W 25th St, New York, New York 10001, or at such other place also determined by affirmative vote or written consent of a majority of the Percentage Class Interests of the Class A Units, for the purpose of transacting such business as may come before such meeting. Special meetings may be called for any purpose by a manager or any Class A Member or group of Class A Members holding not less than ten percent of the Percentage Class Interests of the Class A Units.

2. Whenever it is anticipated that members will be required or permitted to take any action by vote at a meeting, written notice shall be given to all Class A Members stating the place, date and hour of the meeting, stating the purpose of such meeting, and under whose direction such meeting has been called. Such notice of meeting shall be given personally, by first class mail or by electronic transmission, not less than five nor more than fifty days before the date of such meeting. Such notice of meeting need not be given to any member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting.

3. Only the presence of a majority of the Percentage Class Interests of the Class A Units, in person or by proxy, entitled to vote shall constitute a quorum at a meeting of members for the transaction of any business. Except as otherwise provided, the affirmative vote of the holders of a majority of the Percentage Class Interests of the Class A Units represented at a meeting at which a quorum is present shall be required for all actions of members. The Class A Members present, despite not being a quorum, may adjourn the meeting. No notice of adjourned meeting is necessary if the time and place of the adjourned meeting is announced at the meeting at which the adjournment is taken. At a meeting in which a quorum is initially present, such quorum is not broken by the subsequent withdrawal of any member, despite the fact that such withdrawal results in less than a quorum being present and all votes taken are binding upon the members of this Company. All acts at a meeting of members at which a quorum is present, shall be the act of all the members and be binding upon them, except such vote requires a greater proportion or number of Percentage Interests or Percentage Class Interests pursuant to the LLC Law, or the Articles of Organization or this Amended and Restated Operating Agreement.

4. A member may vote in person by proxy executed in writing by a member. Every proxy so executed shall be revocable at the will of the member. Such proxy shall automatically be revoked, if prior to its use, the death or incompetence of the member occurred, and notice of such death or adjudication of incompetence is received by the Company. A proxy is presumed to be revoked, whether or not it is stated to be irrevocable, if the member who executed such proxy sells all of his Membership Units prior to the date such proxy is scheduled to be exercised.

5. Whenever the members of this Company are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the members who hold the voting interests having not less than the minimum number of votes that would be

necessary to authorize or take such action at a meeting at which a majority of the members entitled to vote therein were present and voted and shall be delivered to the office of this Company, its principal place of business or a manager, employee or agent of this Company. Delivery made to the office of this Company shall be by hand or by certified or registered mail, return receipt requested.

6. Every written consent shall bear the date of signature of each member who signs the consent, and no written consent shall be effective to take the action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this paragraph to this Company, written consents signed by a sufficient number of members to take the action as provided for herein are delivered to the office of this Company, its principal place of business or a manager, employee or agent of this Company having custody of the records of this Company. Delivery made to such office, principal place of business or manager, employee or agent shall be by hand or by certified or registered mail, return receipt requested.

7. Two or more members may enter into a binding agreement, in writing and executed by the members seeking to be bound, which provides that the Membership Units held by them shall be voted in accordance with such Agreement or pursuant to any lawful procedure agreed upon by them.

ARTICLE V
MONEY MATTERS

1. An Account denominated as a Member Capital Account shall be maintained for each member. Each Member Capital Account shall be increased by the value of each capital contribution made by such member which may be in cash, property or services rendered or a promissory note or other obligation to contribute cash or property or to render services (each a "Capital Contribution"), allocations to such member of the net profits and any other allocations to such member of income pursuant to the Internal Revenue Code (the "Code"). Each Member Capital Account will be decreased by the value of each distribution made to the member by this Company, allocations to such member of net losses and other allocations to such member pursuant to the Internal Revenue Code. Upon sale or transfer by a member of his Membership Units, such member's Member Capital Account shall thereupon become the Member Capital Account of the new member to whom such Membership Units were sold or transferred in accordance with Sec. 1.704-l(b)(2)(iv) of the Treasury Regulations.

2. No member shall be responsible or liable to any other member for the failure to maintain a positive balance in his Member Capital Account, nor is he required to restore all or any part of a deficit balance in such Member Capital Account. However, such Member Capital Account must be maintained so as to comply with the provisions and requirements of Sec. 704(b) of the Code.

3. Each member shall have equal rights or obligations as the case may be, whether for the return of Capital Contributions made to this Company or to Net Profits, Net Losses or for

any distribution set forth in law or in this Amended and Restated Operating Agreement. However, any loan or indebtedness owed to a member by this Company shall have priority in payment over other distributions.

4. When any member receives a distribution from this Company based upon the value of his Capital Contribution and such member had no knowledge that such distribution violated Sec. 508(a) of the LLC Law, then and in that event, such member shall have no liability to this Company or to its creditors for such distribution. However; if such member knew or should have known that such distribution was, at the time of such distribution, contrary to such statute, then, in that event, such member shall be liable to this Company for the amount of such distribution.

5. No member shall receive from this Company any part or portion of his Capital Contribution until all liabilities and debts of this Company have been paid and there remains sufficient assets in this Company sufficient to pay them, without placing the solvency of this Company in a reasonably disabling position. A statement from the Company's accountant to this effect shall be placed in the books and records of this Company.

6. The profits and losses of this Company and all other distributions shall be allocated among the members on the basis of the ratio of the monetary value of the Member Capital Account of each member to the total value of all Member Capital Accounts in this Company. All remaining distributions to a member of this Company shall be determined by an affirmative vote of a majority of the Percentage Class Interests of the Class A Units and shall be offset by any amounts owing to this Company by such member. No distributions shall be made which render this Company insolvent.

7. No member shall be entitled to interest on his Capital Contribution nor is such member entitled as a matter of right, to a return, in part or in whole, of his Capital Contribution, notwithstanding anything to the contrary herein.

8. All necessary federal and state tax returns for this Company shall be prepared and filed. Each member shall furnish any information in his possession that may be necessary and pertinent to the preparation of such returns.

9. The Company shall:

(a) Adopt the calendar year as its Fiscal Year.

(b) Adopt the cash basis as its method of accounting and keep its books and records on such basis.

(c) If a distribution as described in Sec. 734 of the Code occurs or if a sale or transfer of a Membership Units described in Sec, 743 of the Code occurs, upon the written request of any member, to elect to adjust the basis of the property of the Company pursuant to Sec. 754 of the Code.

(d) Elect to amortize the organizational expenses of this Company and the start-up costs of this Company under Sec. 195 of the Code ratably over a period of sixty months as permitted by Sec. 709(b) of the Code.

(e) To make any other election permitted by law that the Manager or Members may deem appropriate and in the best interest of the members.

10. Neither this Company nor any member may make an election for the Company to be excluded from the application of Sub chapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of applicable state law, and no provisions of this agreement shall be interpreted to authorize any such election.

11. One member or one manager, as the case may be, shall be designated as "tax matters partner" of this Company pursuant to Sec. 6231(a)(7) of the Code. Any member or manager so designated shall take all actions as may be necessary to cause each other member to become a "notice partner" within the meaning of Sec. 6222 of the Code.

ARTICLE VI
DISSOLUTION

1. This Company shall be dissolved and its affairs wound up, including the surrender of any leases and termination of all contracts, upon the first to occur of the following:

(a) The latest date on which this Company is to dissolve, if any, as set forth in the Articles of Organization, or by a judicial decree pursuant to Sec. 702 of the LLC Law.

(b) The affirmative vote or written consent of a Super Majority.

(c) The bankruptcy, death, dissolution, expulsion, incapacity or withdrawal of any member or the occurrence of any other event that terminates the continued membership of any member, unless within six months after such event, this Company is continued either by vote or written consent of a Super Majority.

2. Upon dissolution of this Company, the members or managers may, in the name of and on behalf of this Company, prosecute and defend suits, whether civil, criminal or administrative, settle and close this Company's business, dispose of and convey this Company's property, discharge this Company's liabilities and distribute to the members any remaining assets, all without affecting the liability of each and every member.

3. Upon dissolution the assets of this Company shall be distributed as follows:

(a) To creditors, including members who are creditors, to the extent permitted by law, in satisfaction of liabilities of this Company, whether by payment or by establishment of adequate reserves, other than liabilities for distributions to members under Sec. 507 or Sec. 509 of the LLC Law.

(b) To members and former members in satisfaction of liabilities for distribution under Sec. 507 or Sec. 509 of the LLC Law.

(c) To members first for the return of their contributions, to the extent not previously returned, and second, respecting their Membership Units, in the proportions in which the members share in distributions in accordance with Article V of this Agreement.

4. Within ninety days following the dissolution and the commencement of winding up the affairs of this Company, or at any other time there are no members. Articles of Dissolution shall be filed with the Secretary of State of New York. Upon such filing of Articles of Dissolution by the Secretary of State of New York, the Articles of Organization shall be deemed to be cancelled.

5. Upon liquidation of this Company within the meaning of Sec. 1.704-1(b) (2) (ii) (g) of the Treasury Regulations, if any member has a deficit Member Capital Account (after giving effect to all contributions, distributions, allocations and other adjustments for all Fiscal Years, including

the Fiscal Year in which such liquidation occurs) the member shall have no obligation to make any Capital Contribution, and the negative balance of any Member Capital Account shall not be considered a debt owed by the member to this Company or to any other person for any purpose.

6. If not otherwise provided by this Agreement and if permitted by applicable law, upon dissolution, each member shall receive a return of his Capital Contribution solely from the assets of this Company. If, after payment or discharge of the debts and liabilities of this Company, such assets are insufficient to return any Capital Contribution of any member, such member shall have no recourse against any other member.

ARTICLE VII
GENERAL CONSTRUCTION

1. When the masculine gender is used in this Agreement and when required by the context, the same shall include the feminine and neuter genders and vice versa.

2. No failure of a member to exercise and or delay by a member in exercising any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a member of any such right or remedy under this Agreement shall be effective unless made in writing duly executed by all members and specifically referring to each such right or remedy being waived.

3. This Agreement contains the entire agreement among the members with respect to the operation of this Company, and supersedes each and every course of conduct previously pursued or consented to and each and every oral agreement and representation previously made by the members with respect thereto, whether or not relied or acted upon. No amendment of this Amended and Restated Operating Agreement shall be effective unless made in writing, duly executed by all members and specifically referring to each provision of this Amended and Restated Operating Agreement being amended. No course of conduct or performance subsequently pursued or acquiesced in and no oral agreement or representation subsequently made, by the members, whether or not relied or acted upon, shall amend this Amended and Restated Operating Agreement or impair or otherwise affect any members obligations, rights or remedies pursuant to this Agreement.

4. Any notice, demand or other communication required or permitted to be given pursuant to this Amended and Restated Operating Agreement or under the New York Limited Liability Company Act shall have been sufficiently given for all purposes, if given pursuant to the provisions of this Amended and Restated Operating Agreement or as set forth in the New York Limited Liability Company Act, as the case may be.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the persons signing this Amended and Restated Operating Agreement below conclusively evidence their agreement to the terms and conditions of this Amended and Restated Operating Agreement by so signing this Amended and Restated Operating Agreement.

Justin Giuffrida
____
JPG Hospitality Corp
BY: Justin Giuffrida
ITS: Managing Member

____
Geisel Hospitality Corp
BY: Andrew Geisel
ITS: Managing Member

____
BY: James Rogers

[Signature Page Citizens Holdings LLC Operating Agreement]

Schedule A

As of June,   2024

Members Names and Membership Units

Name	Address	Manager	Initial Capital Account	Class A Membership Units	Class B Membership Units
James Rogers	245 E 25th St, Apt 18C, New York, NY 10010		0	800,000	0
JPG Hospitality Corp	401 W 25th St., c/o Citizens oh Chelsea, New York, NY 10001	X	0	3,600,000	0
Geisel Hospitality Corp	401 W 25th St., c/o Citizens oh Chelsea, New York, NY 10001		0	3,600,000	0

Exhibit G to Form C

Test The Waters Materials

Citizens Coffee by Citizens Holdings LLC is taking reservations for a possible, upcoming round. Indicate interest today.

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GET A PIECE OF CITIZENS COFFEE BY CITIZENS HOLDINGS LLC

Forbes Featured National Breakfast & CPG Brand Scaling U.S

We've recorded $27M in lifetime sales & an oversubscribed $1.2M crowd raise, featuring elite angels including Randi Zuckerberg. Citizens is on a mission to become the top breakfast and coffee brand in the country, with our averaged per site sales outperforming Starbucks. ...
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This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



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PREVIOUSLY CROWDFUNDED
$1,227,930

RESERVED
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INVESTORS

REASONS TO INVEST

- Citizens is a Forbes ft national breakfast & coffee brand with $27M+ lifetime sales with a 2024 sales run rate of $7.2M and backed by notable angels like Randi Zuckerberg from our oversubscribed $1.2M crowd raise.
- Citizens has a proven track record across NY & Texas, with a national growth pipeline of stores & industry-leading site sales outpacing companies like Starbucks, we're projecting to hit $100M annual sales by 2029.
- Just launched a new arm of the business distributing a premium product range of coffee beans, pods, and K-cups. With pod sales set to overtake instant coffee, this new expansion will quickly scale sales nationwide.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

*Lifetime sales refer to sales from all locations and business lines since 2017.

TEAM



Justin Giuffrida • Chief Executive Officer (CEO)
Culture, Strategy, Finance, Operations. 15+ years of experience in Food & Beverage with a master's degree in Finance & Accounting.



Andrew Paul Geisel • Co-Founder & VP Of Development & Growth
Business Development, Real Estate & New Market Development, Marketing, HR. 15+ years of experience in Food & Beverage with a bachelor's degree in Architecture and Environmental Design.



Alejandra Villarespe • Operations Manager, Learning & Development
Operations, New Restaurant Openings, Development. 5 years of restaurant operations experience with a bachelor's degree in Mechanical Engineering. Leads the development of our company's operators with a focus on execution and culture

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ABOUT

HEADQUARTERS
521 E. 12th St
New York, NY 10009

WEBSITE
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We've recorded $27M in lifetime sales & an oversubscribed $1.2M crowd raise, featuring elite angels including Randi Zuckerberg. Citizens is on a mission to become the top breakfast and coffee brand in the country, with our averaged per site sales outperforming Starbucks. We have profitable locations across the country and now distributing our coffee retail products nationwide with an exciting national growth pipeline.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Citizens Coffee by Citizens Holdings LLC.

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Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

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